Exhibit 99(a)(1)(vi)

This announcement is not an offer to purchase or a solicitation of an offer to sell CreXus Common Stock. The Offer is made solely by an Offer to Purchase dated March 18, 2013, and the related Letter of Transmittal, and, other than as described in the following sentence, is being made to all holders of shares other than Annaly Capital Management, Inc. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of shares in any jurisdiction in which the making, or the acceptance, of the Offer would not be in compliance with applicable the securities, “blue sky” or other laws. In any jurisdiction where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of CXS Acquisition Corporation by one or more registered brokers or dealers designated by it which are licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock

of

CreXus Investment Corp.

for

$13.00 Plus an Amount in Lieu of Dividends, Net Per Share

by

CXS Acquisition Corporation

a wholly-owned subsidiary of

Annaly Capital Management, Inc.

CXS Acquisition Corporation (“Acquisition”), a Maryland corporation and a wholly-owned subsidiary of Annaly Capital Management, Inc. (“Annaly”), a Maryland corporation, is offering (the “Offer”) to purchase all of the outstanding shares of common stock (“Common Stock”), par value $0.01 per share, of CreXus Investment Corp. (“CreXus”), a Maryland corporation that Annaly does not already own for a purchase price per share of $13.00 plus a sum approximating a prorated portion of the dividend the tendering stockholder would have received with regard to the quarter during which the Offer expires (that price, or any higher per share price paid in the Offer, being the “Offer Price”), in cash net to the seller, but subject to any required withholding taxes. The terms of the Offer, and the conditions to which it is subject, are set forth in an Offer to Purchase dated March 18, 2013 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as each of them may be amended, supplemented or modified from time to time, contain the terms of the Offer).

Tendering stockholders who have shares registered in their names and who tender them directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the sale of shares of Common Stock to Acquisition in response to the Offer. Stockholders who hold their shares through brokers, banks or other nominees should consult with those institutions as to whether they will impose charges in connection with tenders of shares in response to the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME (THE “EXPIRATION TIME”), ON TUESDAY, APRIL 16, 2013, UNLESS THE OFFER IS EXTENDED (THE DATE ON WHICH THE OFFER, AS IT MAY BE EXTENDED, EXPIRES BEING THE “EXPIRATION DATE”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 30, 2013, by and among Annaly, Acquisition and CreXus (as it may be amended, supplemented or modified from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, Acquisition will merge with and into CreXus (the “Merger”), with CreXus continuing as the surviving corporation, but becoming as a result of the Merger a wholly-owned subsidiary of Annaly. Each share of Common Stock that is outstanding immediately before the effective time of the Merger (other than shares owned by Annaly, Acquisition or CreXus) will, by virtue of the Merger, be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Merger Agreement, which are described in the Offer to Purchase. As a result of the Merger, CreXus will cease to be a publicly traded company.

There is no financing condition to the Offer. The principal condition to the Offer is that at least 51% of the shares of Common Stock that are not owned immediately before the Expiration Time by Annaly or any of its subsidiaries, or by an officer or director of CreXus, Annaly or Fixed Income Discount Advisory Company (“FIDAC”), be properly tendered and not withdrawn (the “Majority Tender Condition”). The Majority Tender Condition cannot be waived, and therefore, unless it is satisfied, Acquisition will not purchase any shares that are tendered in response to the Offer.

There are also a number of other conditions to Acquisition’s obligation to purchase shares that are tendered in response to the Offer, but Acquisition has the right to waive any of those conditions. They include that (i) no statute, rule or regulation has been enacted or adopted that would make it illegal for Acquisition to acquire the tendered shares or would make the Merger illegal, (ii) no order is entered by a court or other governmental authority that invalidates the Merger Agreement or restrains Acquisition from completing the acquisition of the tendered shares or the Merger, (iii) all of CreXus’ representations and warranties in the Merger Agreement are true and correct on the Expiration Date, except inaccuracies that (a) could not, in the aggregate, reasonably be expected to have a material adverse effect on CreXus or on Acquisition’s ability to purchase shares that are tendered in response to the Offer or to consummate the Merger or (b) were known, or reasonably should have been known, to Annaly or any of its subsidiaries (including FIDAC) on or prior to the date of the Merger Agreement, (iv) CreXus has performed in all material respects all the obligations and covenants it is required to have performed, except failures that would not have a material adverse effect on CreXus or result from a breach of the Merger Agreement by Annaly or by Acquisition, (v) the Merger Agreement is not terminated in accordance with its terms, and (vi) neither the Special Committee of CreXus’ Board of Directors (described below), nor CreXus’ Board of Directors, acting in accordance with a recommendation of the Special Committee, has withdrawn or modified in a manner adverse to Acquisition its recommendation or approval regarding the Offer or the Merger.

The Board of Directors of CreXus, acting in accordance with a unanimous recommendation by a special committee of that Board (the “Special Committee”) consisting entirely of directors who are independent and are not employed by or otherwise affiliated with Annaly or any of its subsidiaries (including FIDAC), unanimously (with two directors who are employees of Annaly not present or voting) (i) determined that the Merger Agreement and the transactions contemplated by it are advisable and fair to and in the best interests of CreXus and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated by it, including the Offer and the Merger, and (iii) determined to recommend that CreXus’ stockholders (other than Annaly and its subsidiaries) tender their shares in response to the Offer and, if approval of CreXus’ stockholders is required in order to carry out the Merger, that the CreXus stockholders vote the shares they own in favor of approving the Merger.

If Acquisition accepts and pays for all the shares that are properly tendered in response to the Offer and not withdrawn (including shares that are tendered during any subsequent offering period), but the number of shares Acquisition owns after purchasing the shares of Common Stock that are tendered is less than 90% of the then outstanding shares of Common Stock, Acquisition will have the option to purchase from CreXus, for a purchase price equal to the Offer Price, the number of additional shares that will increase the percentage of the outstanding Common Stock that Acquisition owns to 90% (the “Top-Up Option”). The purpose of the Top-Up Option is to enable Acquisition to effect the Merger without a stockholder vote as permitted by Section 3-106 of the Maryland General Corporation Law.

There are no appraisal or similar statutory rights available to CreXus stockholders in connection with the Offer.

If any of the conditions to Acquisition’s obligation to purchase the tendered shares is not satisfied or (except with regard to the Majority Tender Condition) waived by Acquisition by the scheduled Expiration Time, Acquisition will be required to extend the Offer for up to three successive periods of up to 10 business days each (but not beyond August 31, 2013), and Acquisition can extend it for more than three successive periods. Also, (i) if the Offer is modified to increase the price

Acquisition may extend the Offer until 10 business days after it announces the modifications, (ii) if anybody other than Acquisition makes a tender offer for shares of Common Stock before the Offer expires, Acquisition can extend the Offer until not later than 10 business days after the other tender offer expires, (iii) if CreXus delivers a notice (a “Superior Proposal Notice”) that it has received a firm proposal for a transaction that the Special Committee believes would be more beneficial to CreXus and its stockholders (other than Annaly) than the Offer (a “Superior Transaction”) (a) the first time that occurs, the Expiration Date will automatically be extended to the fourth business day after it delivers the Superior Proposal Notice, and Acquisition will have the right to extend the Expiration Date until 10 days after expiration of Acquisition’s right to agree to increase the Offer Price to at least $0.10 per share more than the value of what CreXus stockholders would receive in the transaction the Special Committee had determined to be a Superior Transaction or (b) as to any subsequent Superior Transaction, until after the end of a two business day period during which Acquisition can require the Special Committee to discuss modifications to the Merger Agreement that would make the transactions contemplated by the modified Merger Agreement more favorable to CreXus’ stockholders than the transaction with someone other than Acquisition that the Special Committee had determined to be a Superior Transaction, and (iii) if after the first Superior Proposal Notice Acquisition increases the Offer Price to a price that is at least $0.10 per share higher than the consideration CreXus stockholders would receive as a result of the transaction described in the first Superior Proposal Notice, or if as a result of negotiations with Acquisition after a second or any subsequent Superior Proposal Notice, CreXus withdraws its Superior Proposal Notice, Acquisition may extend the Offer until 10 business days (or any longer period that is required by SEC rules) after Acquisition gives a notice of the increase in the Offer Price or CreXus withdraws its Superior Proposal Notice. See the section of the Offer to Purchase captioned “The Offer—Section 2. Expiration and Extension of the Offer” for more detailed information about the circumstances under which Acquisition is required or permitted to extend the Offer.

If Acquisition accepts and pays for the shares that are properly tendered and not properly withdrawn by the Expiration Time, it will have the right, but not the obligation, to provide a subsequent offering period that will begin on the day after the Expiration Date and will extend for at least three business days after that (but may extend for a longer period). During any subsequent offering period, CreXus stockholders can tender their shares, and Acquisition will accept and pay for additional shares that are tendered as they are received.

If Acquisition extends the Offer, it will announce the extension not later than 9:00 a.m. New York City time on the day after the previously scheduled Expiration Date. If Acquisition provides a subsequent offering period, it will announce that not later than 9:00 a.m. New York City time on the day after the Expiration Date.

On the terms, but subject to the conditions, of the Offer and applicable law, Acquisition will (i) accept for payment, and by doing so agree to purchase, the shares that are properly tendered before the Offer expires and not withdrawn in the manner described in the Offer to Purchase and (ii) promptly pay the Offer Price for the shares it accepts. Acquisition reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, shares that are tendered, subject to the requirements of Rule 14e-1(c) under the Securities Exchange Act, if any of the conditions to the Offer has not been satisfied or waived (if it is waivable), or in order to comply with any applicable law.

For purposes of the Offer, properly tendered shares (or defectively tendered shares that Acquisition decides to accept notwithstanding the defect) will be deemed to have been accepted for payment if and when Acquisition gives oral notice (confirmed in writing), or written notice, of the acceptance to the Depositary. Acquisition will pay for shares it accepts by depositing the aggregate Offer Price in immediately available funds with the Depositary. The Depositary will act as agent for tendering holders for the purpose of receiving payments from Acquisition and transmitting payments to the tendering stockholders. Under no circumstances will any interest be payable because of any delay in the transmission of funds to the holders of purchased shares or otherwise.

In all cases, payment of the Offer Price with respect to shares will be made only after timely receipt by the Depositary of (i) the certificates representing the shares that are being tendered, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, and any other documents required by the Letter of Transmittal or (ii) Book-Entry Confirmation (as defined in the Offer to Purchase) of the transfer of shares into the Depositary’s account at The Depositary Trust Company (“DTC”) using the procedures described in the Offer to Purchase, together with a properly transmitted Agent’s Message (as defined in the Offer to Purchase) and any other documents required by the Agent’s Message.

Shares that are tendered in response to the Offer may be withdrawn at any time prior to the Expiration Time (i.e., 5:00 p.m., New York City time, on the Expiration Date of the Offer), but not after that time, except that if, after withdrawal rights expire, Acquisition reduces either (i) the number of shares that are subject to the Offer or (ii) the Offer Price Acquisition will pay for shares, shares that have already been tendered may be withdrawn on or before the day that is 10 business days after the day when Acquisition first publishes, or sends to tendering stockholders, notice of the reduction. If there is a subsequent offering period, tendering stockholders will not be able to withdraw shares tendered during the subsequent offering period.

To withdraw shares, a written, telegraphic or facsimile notice of withdrawal or a Request Message (as defined in the Offer to Purchase) must be received by the Depositary at or before the Expiration Time. A notice of withdrawal must (i) specify the name of the person who tendered the shares that are to be withdrawn, (ii) describe the shares that are to be withdrawn, including the title and CUSIP number, the number of shares being withdrawn and, if certificates were tendered, the number or numbers of the certificates, and (iii) be signed by the holder of the shares in the same manner as the original signature on the Letter of Transmittal by which the shares were tendered (including any required signature guarantees), or be accompanied by documents of transfer sufficient to have CreXus’ transfer agent register the transfer of the shares into the name of the person who is withdrawing the shares. In lieu of submitting a written, telegraphic or facsimile notice of withdrawal, DTC participants may electronically transmit a request for withdrawal and revocation to DTC. DTC will then verify the request and send a Request Message to the Depositary. If the shares to be withdrawn have been delivered or otherwise identified to the Depositary, a properly completed notice of withdrawal, or a Request Message, will be effective as soon as the Depositary receives it, even if physical release is not yet effected.

All questions as to the form and validity (including time of receipt) of notices of withdrawal, including a Request Message, will be determined by Annaly, in Annaly’s sole discretion (which determination will be final and binding). None of Annaly, Acquisition, the Depositary, the Dealer Manager, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, including any Request Message, or will incur any liability for failure to give any such notification.

CreXus has provided to Acquisition its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of shares whose names appear on CreXus’ stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of shares.

The receipt of cash by a U.S. holder in payment for shares as a result of the Offer or the Merger will be a taxable transaction for U.S. Federal income tax purposes and may also be a taxable transaction under applicable state, local, or foreign income or other tax laws. The receipt of cash by a non-U.S. holder in payment for shares as a result of the Offer or the Merger will generally not create a U.S. Federal income tax liability. See the Offer to Purchase for a more detailed discussion of the U.S. Federal income tax considerations relevant to the Offer and the Merger. CreXus stockholders are urged to consult their own tax advisors as to the particular tax consequences to them of the Offer and the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the Rules under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated into this Summary Advertisement by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal also may be directed to the Information Agent. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer. Requested copies will be furnished promptly at Acquisition’s expense. Acquisition will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Dealer Manager) for soliciting tenders of shares in response to the Offer, but it will reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses they incur in forwarding material relating to the Offer to their customers.

The Information Agent for the Offer is:

501 Madison Avenue, 20th floor
New York, New York 10022

Shareholders May Call Toll Free: (877) 687-1875
Banks and Brokers May Call Collect: (212) 750-5833

The Dealer Manager for the Offer is:

BofA Merrill Lynch

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Bank of America Tower
One Bryant Park
New York, New York 10036
Call Toll-Free: (888) 803-9655

March 18, 2013